
02033783



Clean Diesel Technologies, Inc.

2001 Annual Report

Clean Diesel Technologies, Inc.

Clean Diesel Technologies, Inc. is a specialty chemical and energy technology company with patented products that reduce emissions from diesel engines while simultaneously improving fuel economy. Products include Platinum Plus® fuel borne catalysts which reduce engine out emissions of particulate matter (PM), carbon monoxide (CO) and hydrocarbons (HC), while improving fuel economy and also increasing the regeneration of diesel particulate filters, and the ARIS® 2000 urea injection systems for selective catalytic reduction of nitrogen oxide (NOx). Platinum Plus is a registered trademark of Clean Diesel Technologies, Inc.

	2001	2000	1999
Statements of Operations Data			
(in thousands, except per share data)			
Product Revenue	**$ 176**	$ 199	$ 142
License and Royalty Revenue	**1,424**	383	–
Total Revenues	**1,600**	582	142
Costs and Expenses:			
Cost of Product Sales	**117**	133	81
General and Administrative	**1,858**	1,799	1,585
Research and Development	**365**	534	827
Patent Filing and Maintenance	**196**	152	134
Loss from Operations	**936**	2,036	2,485
Interest (Income) Expense, Net	**170**	(35)	(44)
Preferred Stock Dividend (Non-cash)	**621**	712	393
One-Time Preferred Stock Conversion Premium	**1,276**	–	–
One-Time Imputed Non-cash Preferred Dividend	**–**	–	1,750
Net Loss Attributable to Common Stockholders	**$3,003**	$2,713	$4,584
Basic and Diluted Loss per Common Share	**$ 1.08**	$ 1.03	$ 1.77
Weighted-Average Number of Common Shares Outstanding	**2,777**	2,631	2,594
Balance Sheet Data (in thousands)			
Current Assets	**$4,612**	$ 965	$1,311
Total Assets	**4,658**	1,057	1,346
Current Liabilities	**808**	400	494
Long-Term Liabilities	**368**	808	196
Working Capital (Net Current Assets)	**3,804**	565	817
Stockholders' Equity (Deficit)	**3,482**	(151)	656

AIM Listing In December 2001 Clean Diesel Technologies Inc. listed on the London Stock Exchange's Alternative Investment Market (AIM). At the same we time raised approximately $5.0 million (£3.6 million) of new funding. We chose to list on AIM to provide more localized trading access for European investors who have always held the substantial majority of the Company's shares. This strategy has worked with AIM investors demonstrating an appetite for your Company's shares and a consequent strengthening of the share price.

Our Market Clean Diesel Technologies operates in a very large marketplace. According to a 2000 report prepared by Charles River Associates and published by Diesel Technology Forum, 94% of all freight (trucks, trains, boats and barges), 66% of all farm machinery, 95% of all public transit buses and 100% of heavy construction machinery in the US is diesel powered. Worldwide about 200 billion gallons of diesel fuel are used annually including 50 billion gallons consumed in the US.

The annual gross output of the diesel industry, including manufacturing of diesel equipment, fuel and related materials, exceeds $485 billion per year and is greater than the gross value of all computer hardware and office machines manufactured in America.

Diesel power is 30 to 40% more fuel efficient than gasoline (petrol) engines and thus creates much less of the greenhouse gas carbon dioxide. However, it emits more nitrogen oxide (NOx) and more particulates. The California Air Resources Board (CARB) calculates that 70% of ambient air toxics are due to diesel particulate emissions, which are now thought to be carcinogenic. Studies also link particulate emissions with global warming. It is these unwelcome diesel emissions that your Company's products are designed to tackle.

The Company's products are aimed at the existing worldwide fleet of diesel engines, which will remain a problem because of the long life of these engines (between 15 to 30 years) regardless of any developments that have the effect of cleaning up new engines.

CDT's patented family of platinum fuel additives can be used with normal diesel or with "alternative diesel fuels" such as biodiesel and ultra low sulphur diesel to reduce emissions by up to 40%. Used with Diesel Oxidation Catalysts (DOCs), they can produce emission reductions of 40 to 60%. Used with Diesel Particulate Filters (DPFs), our products help to produce a stunning 85% reduction.

Currently, DPF technology is preferred by CARB and the United States Environmental Protection Agency (US EPA); however, this technology is not working on most of the older and dirtier diesel engines because the filters become clogged. Thus a combination of Platinum Plus® fuel borne catalyst (FBC) with the more easily fitted DOCs is likely to be the most practical and cost-effective solution for many vehicles.

In the Company's opinion, further reductions of diesel emissions to the levels required for 2007 and beyond can only be achieved by using after-treatment systems such as more efficient diesel particulate filters in combination with Platinum Plus FBC, which reduces clogging, and catalytic systems such as the ARIS™ 2000 NOx Reduction System.

Growing Demand The continuing tightening of clean air standards and growing international awareness of the greenhouse effect, combined with increasing consumer pressure for fuel efficiency, increases demand for our technologies.

Developments are taking place around the world in response to these pressures. The most important, from your Company's point of view, are occurring in the United States, which is the world's largest market and the one in which your Company is most firmly established.

California led the world in the reduction of emissions from gasoline vehicles and is again taking the lead over diesel engine emissions. CARB declared diesel particulate emissions to be a Toxic Air Contaminant in1998, and issued a Risk Reduction Plan in 2000 that requires the reduction of particulate emissions from the state's 1.2 million diesel engines by 2007.

The US EPA has initiated a Voluntary Retrofit Program for emission reduction in the other 49 states that will involve hundreds of thousands of vehicles over the next few years.

Within the next few months, CARB and the EPA are both expected to publish their own verification and durability program requirements for diesel fuel additives. The verification programs will require the Company to perform extensive performance, durability and in-use testing. We intend to apply for verification of the Platinum Plus FBC with multiple engine types as well as specific DOCs and DPFs.

The emergence of the CARB and EPA programs is creating a massive near-term market for particulate control, which, in your Company's view, is likely to provide significant sales opportunities for our Platinum Plus FBC.

Platinum Plus® FBC The Company's test-marketing of the Platinum Plus FBC for fuel economy continued in 2001 and confirmed the laboratory findings of an average of 6% fuel economy improvement. The product generally pays for itself when the fuel economy benefit is 3% or more.

The first distribution and bulk blending agreements are now in place and 2002 should see growth in commercial sales. There is significant interest from large fleets including the food, beverage, delivery and waste hauling industries to use the product for emissions reduction, particularly where the fuel economy benefit covers the cost of the additive.

Traditionally, engine manufacturers have met emissions regulations for new diesel vehicles by engine design changes that have been costly and have tended to increase fuel consumption. The Platinum Plus FBC provides an attractive alternative to this trend.

ARIS™ 2000 The Company's ARIS 2000 NOx Reduction System, which forms part of the selective catalytic reduction system for NOx reduction, was sold and installed on more than 100 power generation diesel engines in the US in 2001 by our licensee the **RJM Corporation**.

Mitsui & Co. Ltd. exercised its option for exclusive use of the ARIS technology for stationary engines in Japan. Mitsui has also signed a letter of intent to license the ARIS technology for mobile applications. The Company is also discussing the licensing of the ARIS mobile technology with other potential licensees in the US and Europe.

Shareholdings Fuel Tech N.V.'s shareholding in the Company has been reduced to about 16% of the total issued capital, and Mr. Ralph Bailey and Mr. Douglas Bailey have retired from the Clean Diesel Board. We thank both of them for their help and support over the formative years.

Thanks We thank all our shareholders, directors and employees for their continued support. We thank our corporate finance advisers, Nabarro Wells, and our advisers, Equity I, for their support during the AIM listing and we welcome our new stockbrokers, Durlacher Ltd.



Jeremy D. Peter-Hoblyn, Director, Chairman and Chief Executive Officer

Platinum Plus® Fuel Borne Catalyst (FBC)


Fleet & Livestock
Rural, 66 Units
% Improvement
4
Grocery Distribution
Rural, 113 Trucks
6
Grocery & Fuel Distribution
Rural, 74 Trucks
6
Less-Than-Truckload Delivery
2 Units
7
Beverage Delivery
73 Vehicles
10
Fuel Delivery
Urban, 26 Units
10
Fuel Delivery
Urban, 22 Units
10

Fuel Economy Fleet Test Summary

The Company has developed and patented a family of fuel additives using precious metals, primarily platinum in conjunction with other metals, in minute concentrations in the fuel in the range of 4 to 8 parts per million of total metal. Platinum is well known to be one of the best combustion catalysts. The synergy of platinum and cerium is also well known and used in catalysts for gasoline engines as well as oxidizers for diesel engines. When added to fuel supplies these catalysts promote more complete combustion in the engine, resulting in increased power, improved fuel economy and reduced particulates (smoke), carbon monoxide and hydrocarbons.

Platinum Plus also improves the performance of after-treatment devices such as Diesel Oxidation Catalysts (DOCs) and Diesel Particulate Filters (DPFs) which are increasingly being used in diesel exhaust systems for reduction of particulate which has been declared a Toxic Air Contaminant and "very probably carcinogenic" by CARB. These devices are generally coated with platinum and cerium and the Company's FBC improves their performance and increases their life while allowing lower-cost devices to be used.

Platinum Plus in the Engine

The Platinum Plus catalyst deposits on the metal surfaces of the engine and catalytically improves combustion. The results of improved combustion are:

- Improved fuel economy, typically 6% – fuel economy benefits of 4 to 8% have been demonstrated in laboratory tests and confirmed in a 7-fleet, 400-vehicle, in-field demonstration program (see chart for results)

- Reduced engine emissions of particulates, carbon monoxide and hydrocarbons by 15 to 25% using normal sulphur diesel

Platinum Plus has been shown to be very effective when used in alternative diesel fuels such as ultra low sulphur diesel, biodiesel and jet kerosene (which is widely used in winter). The combination of Platinum Plus with these fuels provides much cleaner emissions and the fuel economy improvement of Platinum Plus helps offset the lower energy content of these fuels.

- Ultra low sulphur diesel – 25 to 30%
- Biodiesel – 20 to 40%
- Winter diesel (Kerosene) – 25 to 35%



Platinum Plus with Diesel Oxidation Catalysts (DOCs)

Particulates contain elemental carbon and hydrocarbons, which are absorbed on the carbon. DOCs are very effective for reducing the hydrocarbons but do little to reduce carbon. Platinum Plus reduces carbon as well. Together, Platinum Plus and DOCs can reduce particulate emissions by 30 to 60% depending on the base fuel used (biodiesel and jet kerosene can be used with this combination). This provides a very cost-effective way to reduce emissions by some 40 to 60% and this combination can be fitted to all types of engines. DOCs are supplied by several companies and cost about $1,000 to $1,500 per vehicle.

Platinum Plus with Diesel Particulate Filters (DPFs)

DPFs reduce particulate emissions by more than 85% and are the ultimate control technology. Exhaust after a DPF has less particulate in it than ambient air. The challenge is to burn off the soot that is collected on the filter at the lowest possible temperature with the minimum amount of metal additive, because excess metal additive deposits on the filter, such as ash, reduce the useful life of the filter and add to back pressure which in turn increases fuel consumption. The platinum-cerium additive oxidizes the soot that collects on the filter by reducing the temperature at which the soot oxidizes (regeneration temperature) by 200° to 250°C. This is 50° to 100°C lower than other metal additives. At the same time it improves fuel economy and reduces emission of carbon monoxide, hydrocarbons and, to a lesser extent, nitrogen oxide (NOx).

While DPFs are the ultimate control technology, their use is just starting for retrofitting of vehicles because of the difficulties in achieving reliable regeneration. The heavily catalyzed filter systems that are now on the market cost $7,000 to $9,000 per engine compared to an uncatalyzed filter with Platinum Plus that offers the same effectiveness at about $4,000. For the older vehicles the DOCs and Platinum Plus or Platinum Plus and an alternative fuel may be the most practical solution since the filter technology is not working on the older, dirtier engines. DPFs perform best when they are fully integrated with the engine as part of a new engine design, so they will likely become widely used in new engines.



The low-cost modular ARIS 2000 NOx Reduction System with computer-controlled injection.

The ARIS 2000 is an advanced reagent injection system for urea selective catalytic reduction (SCR) NOx reduction, designed originally for use with stationary diesel engines. It has application to meet future heavy-duty vehicle regulations for NOx, and prototypes have already been installed on vehicles.

The SCR is effectively the diesel engine equivalent of a gasoline (petrol) catalytic converter for NOx but, due to the excess oxygen present, it needs ammonia derived from safely stored urea as a reductant. Ammonia reacts with NOx in the presence of a catalyst to turn it into nitrogen and water. The SCR is therefore composed of two parts – a urea injection system and a catalyst. ARIS supplies the urea injection system component.

The ARIS has been sold commercially to engine manufacturers and catalyst companies to demonstrate the ability of SCR systems to achieve over 90% NOx reduction in stationary applications and up to 85% in mobile applications.

ARIS 2000 for Stationary Diesels

The Company identified a market opportunity for SCR systems for use with stationary diesel engines used primarily for power generation. The ARIS 2000 is a single fluid injection and metering system complete with an electronic control unit. The Company completed prototype testing of the ARIS 2000 system for stationary diesels in 1999 and started sales of commercial systems for evaluation programs to catalyst companies and engine companies.

The ARIS 2000 technology has reduced the cost of NOx reduction in large diesel engines for power generation by over 50%. This now makes diesel engine power generation competitive with gas turbines in both cost and emissions performance. A wide range of stationary engines for pumping and other uses can now be retrofitted for NOx reduction at an economic cost.

The Company decided that the most effective way to commercialize its ARIS 2000 technology was to license the technology and the related technologies for NOx reduction. In February 2000, the Company completed an agreement with the RJM Corporation in Norwalk, Connecticut to license the exclusive marketing rights for the ARIS 2000 in North, Central and South America for stationary, railroad and marine applications. In 2001, RJM sold more than 100 systems in the US, mostly for power generation.

In 2001, the Company completed an agreement with Mitsui & Co. Ltd. (Mitsui) for the exclusive marketing rights for the ARIS 2000 in Japan for all stationary applications.



16 ARIS 2000 NOx Reduction Systems with a muffler and catalyst on top of 16 one mega-watt power generation units.

ARIS 2000 for Mobile Diesels

The Company has retained worldwide rights to the ARIS 2000 for mobile applications. The ARIS 2000 was designed to be adaptable to automotive use and to use automotive components. Mobile prototypes of the ARIS 2000 have been made and installed on test vehicles. The Company is actively marketing the technology for license worldwide and has completed a letter of intent for the ARIS 2000 exclusive mobile marketing rights for Japan with Mitsui. In addition the Company has issued limited development licenses to several companies interested in evaluating the technology for different mobile NOx control systems.

License and Distribution Agreements

The Company has recognized the benefit of partnering with established additive companies and has completed distribution agreements with several companies including the following:

- **The Lubrizol Corporation** – exclusive distributor for Platinum Plus with diesel particulate filter applications in Europe
- **Valv Tect** – exclusive distributor to fuel marketers in the US
- **Global Petroleum** – exclusive terminal blender of Platinum Plus in bulk diesel fuel in New England
- **Baker Petrolite** – nonexclusive distributor of Platinum Plus to refiners and terminals outside New England

The Company sells finished Platinum Plus product or concentrate to its licensed distributors who blend, market, sell and deliver Platinum Plus locally to fleets and fuel marketing companies.

The Company's strategy for the ARIS technology is to license key partners in specific industries who can complete the commercialization and system integration and sell the technology to the marketplace. The Company generally requires an up-front license fee and an ongoing per unit royalty payment for access to the technology. In 2000 and 2001 the Company completed license agreements for the ARIS NOx reduction stationary technology with the RJM Corporation in the US and Mitsui in Japan.

Patent Development

As to future growth, the Company plans to continue developing its key patents, trademarks and know-how into viable commercial products that meet the growing market demand for lower emissions and improved fuel efficiency. The Company's management has over 35 years of experience in the chemical, power, fuel and air pollution control industries.

The Company has a portfolio of 26 patents and 5 pending patents in the US and 63 patents and 68 pending patents internationally related to the control of emissions (nitrogen oxide, particulate matter, carbon monoxide and hydrocarbons) from diesel engines. The Company's key patents include:

- Platinum Plus FBCs – platinum-cerium additive for use in diesel fuel
- Platinum group metals as additives in diesel fuels in combination with diesel oxidation catalysts
- Platinum with and without other fuel additives for use with after-treatment systems
- Platinum group metal catalysts for use in gasoline fuels
- ARIS reagent–cooled injection system for urea SCR
- SCR–EGR combination for NOx reduction from diesel engines
- Loe-NOx™ water-in-emulsion technology
- Loe-NOx urea-to-ammonia conversion and delivery process
- Solid reagent injection systems for SCR

The Company was incorporated on January 19, 1994, as a wholly owned subsidiary of Fuel Tech. Effective December 12, 1995, Fuel Tech completed a Rights Offering of the Company's Common Stock, with Fuel Tech retaining a 27.6% ownership interest in the Company. In 2001 and 2000, the Company obtained $3.721 million and $1.021 million of proceeds, respectively, through private placement sale of shares of its Common Stock and Series A Convertible Preferred Stock (the "Series A Preferred Stock"), respectively. As a participant in these financings, Fuel Tech owns 1,825,119 shares of the Company's Common Stock and has an approximate 16.3% interest in the Company at December 31, 2001.

As discussed elsewhere herein, prior to 2000, the Company was a development stage business. The following selected data are derived from the financial statements of Clean Diesel Technologies, Inc. The data should be read in conjunction with the financial statements, related notes and other financial information herein.

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
STATEMENTS OF OPERATIONS DATA					
(in thousands, except per share data)					
Product Revenue	**$ 176**	$ 199	$ 142	$ 46	$ 199
License and Royalty Revenue	**1,424**	383	–	–	–
Total Revenues	**1,600**	582	142	46	199
Costs and Expenses:					
Cost of Product Sales	**117**	133	81	29	132
General and Administrative	**1,858**	1,799	1,585	1,515	1,730
Research and Development	**365**	534	827	1,009	1,985
Patent Filing and Maintenance	**196**	152	134	156	237
Loss from Operations	**936**	2,036	2,485	2,663	3,885
Interest (Income) Expense, Net	**170**	(35)	(44)	57	(121)
Cost of Withdrawn Rights Offering	**–**	–	–	264	–
Net Loss before Preferred Stock Dividends	**1,106**	2,001	2,441	2,984	3,764
Preferred Stock Dividend (Non-cash)	**621**	712	393	–	–
One-Time Preferred Stock Conversion Premium	**1,276**	–	–	–	–
One-Time Imputed Non-cash Preferred Dividend	**–**	–	1,750	–	–
Net Loss Attributable to Common Stockholders	**$3,003**	$2,713	$4,584	$2,984	$3,764
Basic and Diluted Loss per Common Share	**$ 1.08**	$ 1.03	$ 1.77	$ 1.19	$ 1.50
Weighted-Average Shares Outstanding	**2,777**	2,631	2,594	2,517	2,517
Cash Dividends Paid	**$ 0.00**	$ 0.00	$ 0.00	$ 0.00	$ 0.00
BALANCE SHEET DATA (in thousands)					
Current Assets	**$4,612**	$ 965	$1,311	$1,940	$1,682
Total Assets	**4,658**	1,057	1,346	1,985	1,750
Current Liabilities	**808**	400	494	686	894
Long-Term Liabilities	**368**	808	196	–	395
Working Capital	**3,804**	565	817	1,254	788
Stockholders' Equity (Deficit)	**3,482**	(151)	656	1,299	461

Prior to 2000, the Company was a development stage enterprise and its efforts were devoted to the research, development and commercialization of platinum fuel catalysts and nitrogen oxide reduction technologies to reduce emissions from diesel engines. During 1999, the Company received its EPA registration for its platinum-cerium product and completed its first commercial sales; accordingly, in the opinion of management, the Company was no longer a development stage enterprise.

Results of Operations - 2001 versus 2000

Revenues and cost of product sales were $1,600,000 and $117,000, respectively, in 2001 versus $582,000 and $133,000, respectively, in 2000. The 2001 revenues consist of Platinum Plus sales, ARIS 2000 system sales and ARIS license revenue and royalties.

The Company has received its EPA registration of the platinum-cerium additive. Field trials of the platinum-cerium additive started in 1999-2000 and have continued in 2001. In 2001, sales of the platinum-cerium additive totaled $114,000. Based on initial trial results and licensing agreements, ongoing revenues from sales of its Platinum Plus additive are expected from distributors, refiners, additive marketing companies and fleets.

The Company identified a market opportunity for urea selective catalytic reduction (SCR) systems for use with stationary diesel engines primarily for power generation. The ARIS 2000 is a single fluid injection and metering system complete with an electronic control unit that can be integrated with engine electronic and diagnostic systems. The Company has licensed the ARIS 2000 system for stationary diesel engines in North, South and Central America to the RJM Corporation and completed a license with Mitsui & Co. Ltd. (Mitsui) for Japan with an option on the mobile ARIS technology. Total sales of systems and license/royalties of the ARIS 2000 in 2001 were $62,000 and $1,424,000, respectively, versus $84,000 and $306,000 in 2000, respectively. The Company and its licensee have sold and installed over 100 systems. The Company believes that the ARIS 2000 NOx reduction system has applications for both stationary engines and mobile engines. While the ARIS system for stationary use is being sold commercially, the ARIS system for mobile applications needs further development from the present prototype stage. The Company believes that the ARIS 2000 system can most effectively be commercialized through licensing several companies with a related business in these markets. The Company is actively seeking to license the mobile technology and the stationary technology in Europe and Asia.

General and administrative expenses increased to $1,858,000 in 2001 from $1,799,000 in 2000. The increase is the result of non-cash warrant expense associated with investor relation activities partially offset by lower travel expense in 2001. Research and development expenses decreased to $365,000 in 2001 from $534,000 in 2000. The continued reduction in 2001 is due to the shift in focus from research and development to commercialization.

Patent filing and maintenance expenses increased to $196,000 in 2001 versus $152,000 in 2000. The increase is due in part to maintaining the patents and filing new applications. Interest income decreased to $11,000 in 2001 from $38,000 in 2000. Interest expense increased to $181,000 in 2001 from $3,000 in 2000 due to interest expenses associated with the term loan financing arrangement.

In 2001, the Company recorded $1,897,000 of in-kind Preferred Stock dividends on its Series A Preferred Stock. In 2000, the Company recorded $712,000 of in-kind Preferred Stock dividends on its Series A Preferred Stock.

2000 versus 1999

Revenues and cost of product sales were $582,000 and $133,000, respectively, in 2000 versus $142,000 and $81,000, respectively, in 1999. The 2000 revenues consist of Platinum Plus sales and license revenues, ARIS 2000 license revenues and royalties and ARIS 2000 system sales.

The Company has received its EPA registration of the platinum-cerium additive. Field trials of the platinum-cerium additive started in 1999-2000. In 2000, sales of the platinum-cerium additive and license revenue totaled $115,000 and $77,000, respectively. Based on initial trial results, ongoing revenues from sales of its Platinum Plus additives are expected from sales to fleets and aftermarket products and in later years to engine manufacturers for inclusion with an "onboard dosing" system on new vehicles.

The Company identified a market opportunity for urea selective catalytic reduction (SCR) systems for use with stationary diesel engines primarily for power generation. The ARIS 2000 is a single fluid injection and metering system complete with an electronic control unit that can be integrated with engine electronic and diagnostic systems. The Company has licensed the ARIS 2000 system for stationary diesel engines in North, South and Central America to the RJM Corporation and completed a limited license with Mitsui for Japan. Total sales of systems and license and royalties of the ARIS 2000 in 2000 were $84,000 and $306,000, respectively. The Company and its licensee have sold and installed 26 systems. The Company believes that the ARIS 2000 NOx reduction system has applications for both stationary engines and mobile engines. While the ARIS 2000 for stationary use is being sold commercially, the ARIS system for mobile applications needs further development from the present prototype stage. The Company believes that the ARIS 2000 system can most effectively be commercialized through licensing several companies with a related business in these markets. The Company is actively seeking to license the mobile technology and the stationary technology in Europe and Asia.

General and administrative expenses increased to $1,799,000 in 2000 from $1,585,000 in 1999. The increase is primarily the result of increased marketing expense related to the commercialization of Platinum Plus. Research and development expenses decreased to $534,000 in 2000 from $827,000 in 1999. The continued reduction in 2000 is due to the shift in focus from research and development to commercialization.

Patent filing and maintenance expenses increased slightly to $152,000 in 2000 versus $134,000 in 1999. The increase is due in part to maintaining the patents and filing new applications. Interest income decreased slightly to $38,000 in 2000 from $46,000 in 1999. Interest expense increased to $3,000 in 2000 from $2,000 in 1999 due to interest expenses associated with the Director's and Officer's Insurance Policy, which is financed.

In 2000, the Company recorded $712,000 of in-kind Preferred Stock dividends on its Series A Preferred Stock. In 1999, the Company recorded $393,000 of in-kind Preferred Stock dividends on its Series A Preferred Stock. In addition, a one-time non-cash charge reflected as a Preferred Stock dividend of $1.75 million was recognized for the difference between the conversion price of the Preferred Stock and the quoted market price of the Company's Common Stock at the date of issuance. (See Footnote 2, "Significant Accounting Policies," to the accompanying financial statements.)

Liquidity and Sources of Capital

Prior to 2000, the Company was primarily engaged in research and development and has incurred losses since inception aggregating $19,385,000 (excluding the effect of the Preferred Stock dividends). The Company expects to incur losses through the foreseeable future as it further pursues its commercialization efforts. Although the Company started selling limited quantities of product in 1999 and licensing revenue in 2000 and 2001, sales and revenue to date have been insufficient to cover operating expenses, and the Company continues to be dependent upon sources other than operations to finance its working capital requirements.

For the years ended 2001, 2000 and 1999, the Company used cash of $725,000, $1,872,000 and $2,518,000, respectively, in operating activities.

At December 31, 2001, and December 31, 2000, the Company had cash and cash equivalents of $4,023,000 and $541,000, respectively. The increase in cash and cash equivalents in 2001 was due to $3.7 million raised through the issuance of the Company's Common Stock in December 2001. *Working capital increased to $3,803,000 at December 31, 2001, from $562,000 at December 31, 2000. The Company anticipates incurring* additional losses through at least 2002 as it further pursues its commercialization efforts.

The Company signed an agreement with the RJM Corporation on February 2, 2000, that licensed RJM to sell CDT's ARIS 2000 NOx control system for all stationary, marine and locomotive applications in North, Central and South America. Under terms of the agreement CDT received an initial $360,000 license fee and inventory payment.

In April 2001, the Company amended its February 2000 ARIS Stationary NOx Reduction license agreement with the RJM Corporation. Under the amended terms of the license agreement, the Company received two fixed nonrefundable payments of $412,500 each on June 1 and September 1 in lieu of potentially receiving $1,040,000 on the second or third anniversary of the license agreement. The Company will continue to receive unit royalties on future sales of stationary, marine or locomotive applications by RJM.

In June 2000, the Company received a $160,000 payment from Mitsui for a short-term exclusive license for Platinum Plus fuel borne catalyst and ARIS 2000 diesel emission reduction technologies. In addition to the exclusive license, Mitsui received an ARIS 2000 system, Platinum Plus product and diesel emissions consulting services from CDT. The Company recognized sales revenues for these products when they shipped and the license revenue was prorated over the six-month license period.

In August 2001, the Company completed a license agreement with Mitsui for CDT's ARIS 2000 NOx control system for all stationary diesel power generators in Japan. Under the agreement, the Company received nonrefundable up-front license payments of $495,000 and will receive ongoing standard royalties on each system sold by Mitsui. Mitsui also has an option to license the ARIS technology for mobile applications in Japan for an additional license fee.

In November 2000, the Company secured a $1 million privately financed term loan facility. In December 2000, the Company drew down $500,000 of the term loan facility and in March 2001 the remaining $500,000 of the term loan was drawn down. As part of the private placement stock transaction in December 2001, $750,000 of the outstanding term loan plus accrued interest was converted to Common Stock.

In December 2001, the Company received $3.721 million (net of expenses and term loan repayment) through a private placement of 2,580,664 shares of its Common Stock. In conjunction with the private placement, the Company converted all of its Series A Preferred Stock to Common Stock. All of the Company's Common Stock shares were registered to trade on the Alternative Investment Market (AIM) of the London Stock Exchange.

As a result of the Company's recurring operating losses, the Company has been unable to generate a positive cash flow. In management's opinion, the Company's cash balance at December 31, 2001, will be sufficient to fund the Company's operations through the second quarter 2003. The Company may require additional capital to fund its future operations. Although the Company believes that it will be successful in its capital-raising efforts, there is no guarantee that it will be able to raise such funds on terms that will be satisfactory to the Company. The Company will develop contingency plans in the event future financing efforts are not successful. Such plans may include reducing expenses and selling or licensing some of the Company's technologies.

Quantitative and Qualitative Disclosures about Market Risk

In the opinion of management, with the exception of exposure to fluctuations in the cost of platinum, the Company is not subject to any significant market risk exposure. The cost of platinum may have a direct impact on the future pricing and profitability of the Platinum Plus FBC. Although the Company intends to minimize this risk through various purchasing and hedging strategies, there can be no assurance that the Company will be able to do so. A significant prolonged increase in the price of platinum could have a material adverse effect on the Company's business, operating results and financial condition.

The Company generally receives all income in United States dollars. The Company typically makes several small payments monthly in various foreign currencies for patent expenses, product tests and registration, local marketing and promotion and consultants.

Forward-Looking Statements

Statements in this annual report that are not historical facts, so-called "forward-looking statements," are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Board of Directors and Stockholders
Clean Diesel Technologies, Inc.

We have audited the accompanying balance sheets of Clean Diesel Technologies, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Clean Diesel Technologies, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

ERNST & YOUNG LLP
Stamford, Connecticut
March 4, 2002

Balance Sheet (in thousands, except share data)

	December 31, 2001	2000
ASSETS		
Current Assets:		
Cash and Cash Equivalents	**$ 4,023**	$ 541
Accounts Receivable	**197**	50
Inventories	**296**	287
Other Current Assets	**96**	87
Total Current Assets	**4,612**	965
Other Assets	**46**	92
Total Assets	**$ 4,658**	$ 1,057
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Notes Payable	**$ 250**	$ –
Accounts Payable and Accrued Expenses	**558**	400
Total Current Liabilities	**808**	400
Notes Payable	**–**	500
Deferred Compensation and Pension Benefits	**368**	308
Total Long-Term Liabilities	**368**	808
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred Stock, Par Value $0.05 per Share, Authorized 80,000, No Shares Issued and Outstanding	**–**	–
Series A Convertible Preferred Stock, Par Value $0.05 per Share, $500 per Share Liquidation Preference, Authorized 20,000 Shares, 14,623 Shares Issued and Outstanding in 2000	**–**	1
Common Stock, Par Value $0.05 per Share, Authorized 15,000,000 Shares, Issued and Outstanding 11,214,280 and 2,660,611 Shares	**561**	133
Additional Paid-In Capital	**27,058**	20,849
Accumulated Deficit	**(24,137)**	(21,134)
Total Stockholders' Equity (Deficit)	**3,482**	(151)
Total Liabilities and Stockholders' Equity (Deficit)	**$ 4,658**	$ 1,057

See accompanying notes.

Statements of Operations (in thousands, except per share data) 15

	For the Years Ended December 31,		
	2001	2000	1999
Product Revenue	**$ 176**	$ 199	$ 142
License and Royalty Revenue	**1,424**	383	–
Total Revenue	**1,600**	582	142
Costs and Expenses:			
Cost of Sales	**117**	133	81
General and Administrative	**1,858**	1,799	1,585
Research and Development	**365**	534	827
Patent Filing and Maintenance	**196**	152	134
Loss from Operations	**936**	2,036	2,485
Interest Income	**(11)**	(38)	(46)
Interest Expense	**181**	3	2
Net Loss before Preferred Stock Dividends	**1,106**	2,001	2,441
Preferred Stock Dividends (Non-cash)	**621**	712	393
Preferred Stock Conversion Premium (Non-cash)	**1,276**	–	–
One-Time Imputed Non-cash Preferred Dividend	**–**	–	1,750
Net Loss Attributable to Common Stockholders	**$ 3,003**	$ 2,713	$ 4,584
Basic and Diluted Loss per Common Share	**$ 1.08**	$ 1.03	$ 1.77
Weighted-Average Number of Common Shares Outstanding	**2,777**	2,631	2,594

See accompanying notes.

Statements of Changes in Stockholders' Equity (Deficit) (in thousands)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 1998	**7.6**	**$ 1**	**2,544**	**$127**	**$15,008**	**$(13,837)**	**$ 1,299**
Net Loss for Year	–	–	–	–		(2,441)	(2,441)
Sale of Series A Preferred Stock	3.5	–	–	–	1,750	–	1,750
Stock Options Exercised	–	–	12	1	4	–	5
Payment of Directors' Fees in Common Stock	–	–	38	2	41	–	43
One-Time Preferred Dividend	–	–	–	–	1,750	(1,750)	–
Declared but Not Issued Preferred Dividend	–	–	–	–	393	(393)	–
Balance at December 31, 1999	**11.1**	**$ 1**	**2,594**	**$130**	**$18,946**	**$(18,421)**	**$ 656**
Net Loss for Year	–	–	–	–	–	(2,001)	(2,001)
Issuance of Preferred Stock Dividends	.7	–	–	–	–	–	–
Sale of Series A Preferred Stock	1.4	–	–	–	1,021	–	1,021
Issuance of Common Stock Warrants	–	–	–	–	122	–	122
Stock Options Exercised	–	–	27	1	6	–	7
Payment of Directors' Fees in Common Stock	–	–	39	2	42	–	44
Declared but Not Issued Preferred Dividend	1.4	–	–	–	712	(712)	–
Balance at December 31, 2000	**14.6**	**$ 1**	**2,660**	**$133**	**$20,849**	**$(21,134)**	**$ (151)**
Net Loss for Year	–	–	–	–	–	(1,106)	(1,106)
Issuance of Common Stock Warrants	–	–	–	–	157	–	157
Payment of Directors' Fees in Common Stock	–	–	26	1	40		41
Stock Options Exercised	–	–	13	1	2	–	3
Declared but Not Issued Preferred Dividend	1.2	–	–	–	621	(621)	–
Conversion of Preferred Shares to Common Stock	(15.8)	(1)	5,299	265	(264)	–	–
Premium (12%) Paid to Preferred Shareholders for Conversion to Common Stock	–	–	636	32	1,244	(1,276)	–
Issuance of Common Stock	–	–	2,175	109	3,612	–	3,721
Term Loan and Related Interest Conversion to Common Stock	–	–	405	20	797	–	817
Balance at December 31, 2001	**–**	**$–**	**11,214**	**$561**	**$27,058**	**$(24,137)**	**$ 3,482**

See accompanying notes.

Statements of Cash Flows (in thousands) 17

	For the Years Ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net Loss before Preferred Dividends	**$(1,106)**	$(2,001)	$(2,441)
Adjustments to Reconcile Net Loss to Cash Used in Operating Activities:			
Depreciation	**11**	10	18
Amortization of Deferred Financing Costs	**91**	–	–
Interest Expense from Term Loans Converted to Common Shares	**65**	–	–
Compensatory Stock Warrant	**120**	61	–
Changes in Operating Assets and Liabilities:			
Account Receivable	**(147)**	(4)	(46)
Inventories	**(9)**	34	(102)
Other Current Assets	**(9)**	(35)	6
Accounts Payable and Accrued Expenses	**259**	63	47
Net Cash Used in Operating Activities	**(725)**	(1,872)	(2,518)
INVESTING ACTIVITIES			
Purchase of Fixed Assets	**(17)**	(7)	(8)
Net Cash Used in Investing Activities	**(17)**	(7)	(8)
FINANCING ACTIVITIES			
Proceeds from Exercise of Stock Options	**3**	7	5
Proceeds from Term Loans	**500**	500	–
Proceeds from Issuance of Common Stock, Net	**3,721**	1,021	1,750
Net Cash Provided by Financing Activities	**4,224**	1,528	1,755
Net Increase (Decrease) in Cash and Cash Equivalents	**3,482**	(351)	(771)
Cash and Cash Equivalents at Beginning of Period	**541**	892	1,663
Cash and Cash Equivalents at End of Period	**$ 4,023**	$ 541	$ 892
NON-CASH ACTIVITIES			
Preferred Stock Dividend	**$ 621**	$ 712	$ 393
Preferred Stock Conversion Premium (Non-cash)	**1,276**	–	–
One-Time Imputed Non-cash Preferred Dividend	**–**	–	1,750
Conversion of Term Loans and Related Interest into Common Stock	**817**	–	–

See accompanying notes.

Notes to Financial Statements

1. Business

Clean Diesel Technologies, Inc. (the "Company" or "CDT") was incorporated in the State of Delaware on January 19, 1994, as a wholly owned subsidiary of Fuel-Tech N.V. ("Fuel Tech"). Effective December 12, 1995, Fuel Tech completed a Rights Offering of the Company's Common Stock, and reduced its ownership in the Company's Common Stock to 27.6%. As a result of additional equity offerings in subsequent years, Fuel Tech currently holds a 16.3% interest in the Company as of December 31, 2001.

The Company is a specialty chemical and energy technology company supplying fuel additives and proprietary systems that reduce harmful emissions from internal combustion engines while improving fuel economy. Prior to 2000, the Company was a development stage enterprise devoted to research, development and commercialization of platinum fuel catalysts (PFCs) and nitrogen oxide (NOx) reduction technologies for diesel engines. During December 1999, the Company received its EPA registration for its platinum-cerium product and recorded its first commercial sales. Accordingly, in the opinion of management the Company was no longer a development stage enterprise. The success of the Company's technologies will depend upon the commercialization opportunities of the technologies and governmental regulations, and corresponding foreign and state agencies.

As a result of the Company's recurring operating losses ($19,385,000 since inception excluding non-cash Preferred Stock dividends), the Company has been unable to generate a positive cash flow. In management's opinion, the Company's cash balance at December 31, 2001, will be sufficient to fund the Company's operations through the second quarter of 2003. The Company may require additional capital to fund its future operations and working capital needs. Although the Company believes that it would be successful in raising additional capital, there is no guarantee that it will be able to raise such funds on terms that will be satisfactory to the Company. The Company will develop contingency plans in the event future financing efforts are not successful. Such plans may include reducing expenses and selling or licensing some of the Company's technologies.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents and Financial Instruments

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. At December 31, 2001, substantially all of the Company's cash and cash equivalents were on deposit with one financial institution. All financial instruments are reflected in the accompanying balance sheets at amounts that approximate fair market value.

Inventories

Inventories are stated at the lower of cost or market and consist of finished product and platinum metal. Cost is determined using the first-in, first-out (FIFO) method.

Revenue Recognition

The Company recognizes revenue from sales of Platinum Plus fuel borne catalyst and ARIS systems upon shipment.

In February 2000, the Company completed a license agreement with the RJM Corporation for CDT's ARIS 2000 NOx control system for all stationary, marine and locomotive applications in North, Central and South America. The Company received a $260,000 license payment in return for transferring the ARIS 2000 technology to the RJM Corporation. The Company also received $100,000 from the RJM Corporation for all of the remaining ARIS 2000 inventory. The license payment is nonrefundable and requires no significant ongoing services to be performed by CDT.

In April 2001, the Company amended its February 2000 ARIS Stationary NOx Reduction license agreement with the RJM Corporation. Under the amended terms of the license agreement, the Company received two fixed nonrefundable payments of $412,500 each on June 1 and September 1 in lieu of potentially receiving $1,040,000 on the second or third anniversary. The Company recognized the $825,000 as license revenue in 2001. The Company receives unit royalties on all sales of stationary, marine or locomotive applications by RJM.

In June 2000, the Company received a $160,000 payment from Mitsui & Co. Ltd. (Mitsui) for a short-term exclusive license for Platinum Plus fuel borne catalyst and ARIS 2000 diesel emission reduction technologies. In addition to the exclusive license, Mitsui received an ARIS 2000 system, Platinum Plus product and diesel emissions consulting services from CDT. The Company recognized sales revenues for these products when they shipped and the license revenue was prorated over the six-month license period.

In August 2001, the Company completed a license agreement with Mitsui for CDT's ARIS 2000 NOx control system for all stationary diesel power generators in Japan. Under the agreement, the Company received a nonrefundable up-front license payment of $495,000, and will receive ongoing standard royalties on each system sold by Mitsui. The Company recognized the license payment as revenue in 2001, as there are no significant ongoing services to be performed by the Company. Mitsui also has an option to license the ARIS technology for mobile applications in Japan for an additional license fee.

Royalty fees are recognized by the Company when earned.

Research and Development Costs

Costs relating to the research, development and testing of products are charged to operations as they are incurred. These costs include test programs, salary and benefits, consultancy fees, materials and certain testing equipment. The cost of patent filings and maintenance has been charged to operations as they are incurred. Included in accrued expenses at December 31, 2001, are liabilities for research and development of $20,000 and patent legal expense of $15,000.

Stock-Based Compensation

The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the Company's current plan, options may be granted at not less than the fair market value on the date of grant and therefore no compensation expense is recognized for the stock options granted to employees. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

Basic and Diluted Loss per Common Share

Basic and diluted loss per share are calculated in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share are computed by dividing net earnings by the weighted-average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted-average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.

During the third quarter of 1999 the Company issued 3,500 shares of Preferred Stock in exchange for $1.75 million, with each share being immediately convertible into 333.33 shares of the Company's Common Stock. The Company was actively marketing its Preferred Stock at a premium (i.e., the $1.50 conversion price was above the market price at the time of the solicitation) and did in fact receive commitments from European investors at a time when the stock price was below $1.50 per share. Subsequent to receiving the commitments but prior to receiving the funds, the price of the Company's Common Stock increased to over $3 per share. In connection therewith, as required by the FASB's Emerging Issues Task Force Statement 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingent Adjustable Conversion Ratios to Certain Convertible Instruments," the Company was required to record a one-time non-cash charge for a Preferred Stock dividend of approximately $1.75 million resulting from the difference between the conversion price and the quoted market price of the Company's Common Stock as of the date of issuance. The $1.75 million one-time non-cash charge for a Preferred Stock dividend has been recognized in the computation of a loss applicable to common stockholders as a charge against the accumulated deficit with a corresponding increase in additional paid-in capital in 1999. There was no actual dividend distribution to Series A Preferred stockholders. The potentially dilutive Series A Convertible Preferred Stock Securities were not included in the diluted loss per share applicable to common stockholders as the effect would be antidilutive.

3. Income Taxes

The Company accounts for income taxes in accordance with the "liability method." Under this method, income tax provisions are based on income taxes currently payable and those deferred because of temporary differences between the financial statements and tax basis of assets and liabilities.

At December 31, 2001 and 2000, the Company had tax losses available for offset against future years' earnings of approximately $17.2 million and $16.3 million, respectively. Temporary differences were insignificant as of such dates. The Company has provided a full valuation allowance to reduce the related deferred tax asset to zero.

Approximately $0.9 million, $2.0 million, $3.2 million, $3.4 million, $3.0 million, $1.9 million, $1.9 million and $0.8 million of the tax loss carryforwards expire in 2009, 2010, 2011, 2012, 2013, 2019, 2020 and 2021, respectively. The Company has not recognized any benefit from the aforementioned tax loss carryforwards. The Taxpayer Relief Act of 1997 modified the net operating loss provisions so that losses arising for tax years beginning after the effective date of the Act (August 5, 1997) would be eligible for carryforward for 20 years. Existing losses would still be subject to a 15-year carryforward period.

Under the provisions of the United States Tax Reform Act of 1986, utilization of the Company's US federal tax loss carryforwards for the period prior to December 12, 1995, may be limited as a result of the ownership change in excess of 50% related to the 1995 Fuel Tech Rights Offering. Losses subsequent to the aforementioned date may be limited due to cumulative ownership changes in any three-year period.

4. Stockholders' Equity

During 2001 and 2000, the Company received proceeds of $3.721 million (net of $0.644 million in expenses and $0.817 million in term loan repayment) and $1.021 million through private placements of 2,580,664 and 1,362 shares of its Common Stock and Series A Preferred Stock, respectively. In addition, in 1999 $1.75 million was raised through a private placement of 3,500 Series A Preferred Stock shares and in 1998, $1.4 million of bridge loans and $0.5 million of term loans were converted into 2,800 and 1,029 shares of Series A Preferred Stock, respectively. During 2001, $1,897,000 of dividends were declared for Series A Preferred Stock and converted into the Company's Common Stock. On December 28, 2001, the Company converted all outstanding Series A Preferred Stock (15,897 shares), including accrued stock dividends, into Common Stock (5,934,829 shares).

In May 2001 and April 2000, the Company issued 25,676 and 39,490 shares, respectively, of Common Stock to its Board of Directors, in lieu of approximately $40,800 and $44,400 of Director's Fees pertaining to their services for the years ended December 31, 2000 and 1999, respectively. The share price used represented the average of the Company's quarter-end high and low trading prices. Such Director's Fees had been accrued and charged to expense during 2000 and 1999.

5. Stock Options and Warrants

The Company maintains a stock award plan, the 1994 Incentive Plan (the "Plan"). Under the Plan, awards may be granted to participants in the form of nonqualified stock options, stock appreciation rights, restricted stock, performance awards, bonuses or other forms of share-based or non-share-based awards, or combinations thereof. The Company grants awards at fair market value on the date of grant with expiration dates typically ranging from seven to 10 years. Participants in the Plan may be such of the Company's directors, officers, employees, consultants and advisers (except consultants or advisers in capital-raising transactions) as the directors determine are key to the success of the Company's business. The percentage of outstanding Common Shares of the Company used to determine the maximum number of awards to participants is 17.5%. In general, the policy of the Board was to grant stock options vesting in three equal portions on the first through third anniversaries of the grant date for grants prior to 1997, and in equal portions on the grant date and the first and second anniversaries of the grant date for grants awarded after 1997.

If compensation expense for the Company's plan had been determined based on the fair value at the grant dates for awards under its plan, consistent with the method described in SFAS No. 123, the Company's net loss and basic and diluted loss per common share would have been increased to the pro forma amounts indicated below:

	2001	2000	1999
Net Loss Attributable to Common Stockholders (000's):			
As Reported	**$3,003**	$2,713	$4,584
Pro Forma	**3,425**	3,077	4,680
Basic and Diluted Loss per Common Share:			
As Reported	**$ 1.08**	$ 1.03	$ 1.77
Pro Forma	**1.23**	1.17	1.80

In accordance with the provisions of SFAS No. 123, for purposes of the pro forma disclosures the estimated fair value of the options is amortized over the option vesting period. The application of the pro forma disclosures presented above are not representative of the effects SFAS No. 123 may have on operating results and earnings (loss) per share in future years due to the timing of stock option grants and considering that options vest over a period of three years.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The fair value of each option grant, for pro forma disclosure purposes, was estimated on the date of grant using the modified Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Expected Dividend Yield	**0.0%**	0.0%	0.0%
Risk-Free Interest Rate	**4.66%**	6.67%	5.72%
Expected Volatility	**94.2%**	99.7%	104.9%
Expected Life of Option	**4 years**	4 years	4 years

The following table presents a summary of the Company's stock option activity and related information for the years ended December 31:

	2001		2000		1999	
	Options (000's)	**Weighted-Average Exercise Price**	**Options (000's)**	**Weighted-Average Exercise Price**	**Options (000's)**	**Weighted-Average Exercise Price**
Outstanding, Beginning of Year	**974**	**$ 2.54**	760	$ 2.48	440	$3.41
Granted	**240**	**1.97**	246	2.48	335	1.16
Exercised	**(12)**	**.20**	(27)	.24	(12)	.40
Forfeited	**(63)**	**2.00**	(5)	1.93	(3)	.90
Outstanding, End of Year	**1,139**	**$ 2.48**	974	$ 2.54	760	$2.48
Exercisable, End of Year	**939**	**$ 2.55**	744	$ 2.72	537	$2.98
Weighted-Average Fair Value of Options Granted During the Year		**$ 1.38**		$ 1.78		$ .69

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	**Number of Options**	**Weighted-Average Remaining Contractual Life (Years)**	**Weighted-Average Exercise Price**	**Number of Options**	**Weighted-Average Exercise Price**
$ .20 – $ 2.49	652,500	8.05	$ 1.55	515,003	$1.44
2.50 – 4.63	422,500	6.51	3.26	359,168	3.40
5.63 – 6.82	64,450	4.03	6.70	64,450	6.70
$ .20 – $ 6.82	1,139,450	7.25	$ 2.48	938,621	$2.55

In March 1997, in consideration of his assistance to the Company in obtaining sources of permanent financing, the Company granted a director of the Company a warrant to purchase 25,000 shares of the Company's Common Stock for $10.00 per share which exceeded the fair market value of the Company's Common Stock at the date of grant.

In June 1999, in consideration of their undertaking to assist the Company in obtaining sources of permanent financing, the Company granted warrants to two directors for 58,333 and 29,167 shares at $1.50 per share, which exceeded the fair market value of the Company's Common Stock at the date of grant and was included in the cost of capital.

In March 2000, pursuant to a financial consulting agreement, the Company granted an investment bank 25,000 warrants to purchase the Company's Common Stock, at an exercise price of $3.00 per share. The value of such warrants was $61,000 and was charged to earnings.

In April 2000, in consideration of their undertaking to assist the Company in obtaining sources of permanent financing the Company granted warrants to two directors for 27,675 and 12,150 shares at $2.25 per share. The value of such warrants was $78,000 and was included in the cost of capital.

In November 2000, the Company granted the lenders a total of 100,000 warrants in conjunction with a $1 million term loan agreement. 50,000 of the warrants were awarded in November 2000, 25,000 of the warrants were awarded in December 2000 when $500,000 of the term loan was borrowed and the remaining 25,000 warrants were awarded when the remaining $500,000 was borrowed in March 2001. The warrants were priced at $2.00 per share. The value of the warrants issued was $60,750 and has been capitalized as a deferred financing cost and will be amortized over the life of the loan. The value of the 25,000 warrants issued in March 2001 was $37,250 and has been capitalized as a deferred financing cost. In December 2001, the Company converted $750,000 of the outstanding $1,000,000 loan into Common Stock and expensed $16,100 of the remaining capitalized warrant expense.

In February 2001, in consideration of their performing investor relations on behalf of the Company in the UK, the Company granted Equity Development Limited two 50,000 blocks of warrants at $1.50 per share. The first 50,000 block of warrants has a one-year term and vests when the Company's stock price remains above $2.50 for seven consecutive days. The second 50,000 block of warrants has a term of two years and vests when the Company's stock price remains above $3.00 for seven consecutive days. The value of such warrants was $119,500 and charged to earnings in 2001.

In conjunction with the Company's December 2001 AIM listing and private placement of Common Stock, the Company granted its financial adviser, Nabarro Wells Limited, 51,613 warrants at $2.00 per share on December 28, 2001, which was considered cost of capital.

	CDT Warrants					
	2001		2000		1999	
	Warrants (000's)	**Exercise Price Per Share**	**Warrants (000's)**	**Exercise Price Per Share**	**Warrants (000's)**	**Exercise Price Per Share**
Outstanding, Beginning of Year	**302**	**N/A**	163	N/A	75	$6.50 – $10.00
Granted	**177**	**$1.50 – $ 2.00**	139	$1.50 – $ 2.00	88	$1.50
Exercised	**–**	**–**	–	–	–	–
Forfeited	**50**	**$6.50**	–	–	–	–
Outstanding, End of Year	**429**	**$1.50 – $10.00**	302	$1.50 – $10.00	163	$1.50 – $10.00

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	**Number of Warrants**	**Weighted-Average Remaining (Years) Exercise Life**	**Weighted-Average Exercise Price**	**Exercisable**	**Weighted-Average Price**
$1.50 – $ 2.00	339,113	5.54	$ 1.72	239,113	$ 1.82
$2.25 – $ 3.00	64,825	6.41	$ 2.54	64,825	$ 2.54
$10.00	25,000	2.33	$10.00	25,000	$10.00
$1.50 – $10.00	428,938	5.36	$ 2.33	328,938	$ 2.58

6. Commitments

The Company is obligated under a sublease agreement for its principal office. In January 1999, the Company extended to its original sublease agreement, which runs from March 1, 1999, through February 28, 2002. The Company has agreed to a six-month extension with three months' notice for termination of the lease through December 2002, at an annual rate of $116,000. The Company's minimum lease payments for 2002 is $71,500. *For the years ended December 31, 2001, 2000 and 1999, rental expense approximated $81,500, $81,200 and $82,000, respectively.*

Effective October 28, 1994, Fuel Tech granted two licenses to the Company for all patents and rights associated with its platinum fuel catalyst technology. Effective November 24, 1997, the licenses were canceled and Fuel Tech assigned to the Company all such patents and rights on terms substantially similar to the licenses. In exchange for the assignment, the Company will pay Fuel Tech a royalty of 2.5% of its annual gross revenue from sales of the platinum fuel catalysts commencing in 1998. The royalty obligation expires in 2008. The Company may terminate the royalty obligation to Fuel Tech by payment of $7,636,364 in 2002 and declining annually to $1,090,910 in 2008. The Company as assignee and owner will maintain the technology at its own expense. Minimum royalties were paid to Fuel Tech in 2001 and royalties payable to Fuel Tech at December 31, 2001, were not significant.

7. Related Party Transactions

In November 2000, the Company secured a $1 million term loan facility at a 10% interest rate from several preferred shareholders, including Fuel Tech Inc., which pledged $250,000. In 2000 and 2001, the Company drew down the entire $1 million term loan and at December 31, 2001, the Company had a $250,000 term loan payable to Fuel Tech plus accrued interest. The remaining $750,000 of term loan and accrued interest was repaid as part of the December 2001 private placement of Common Stock discussed in the stockholders' equity note.

The Company has a Management and Services Agreement with Fuel Tech. The agreement requires the Company to reimburse Fuel Tech for management, services and administrative expenses incurred on behalf of the Company. The Company agreed to pay Fuel Tech a fee equal to an additional 3 to 10% of the costs paid on the Company's behalf, dependent upon the nature of the costs incurred. Certain of Fuel Tech's officers and directors serve as officers and directors of the Company. The financial statements include charges from Fuel Tech of certain management and administrative costs, which approximate $70,00, $77,000 and $106,000 for the years ended December 31, 2001, 2000 and 1999, respectively. In the opinion of the Company's management, such costs are fair and reasonable and are on terms no less favorable than could be obtained from a third party.

Average trade balances due to Fuel Tech for the years ended December 31, 2001 and 2000, approximated $6,000 and $9,000, respectively.

The Company had a deferred salary plan with its Chief Executive Officer in which he deferred $62,500 of his annual salary until the Company reaches $5 million in revenue. This agreement was terminated in March 2001 and the executive's salary was returned to full pay. For the years ended December 31, 2001 and 2000, $10,400 and $62,500 of expense, respectively, was accrued in connection with such arrangement. At December 31, 2001 and 2000, total obligations were $135,400 and $125,000, respectively, pertaining to this plan.

The Company makes annual pension payments or accruals pursuant to a deferred compensation plan on behalf of its Chief Executive Officer. For the three years ended December 31, 2001, $50,000, $50,000 and $50,000 of expense was recognized per year in connection with such plan. At December 31, 2001 and 2000, total obligations were $232,700 and $182,700, respectively, pertaining to this plan.

8. Marketing and Joint Development Agreements

The Company and AMBAC International reached an agreement in December 1997 under which the parties will jointly share in the cost of development of the ARIS injector for urea SCR. The Company holds the exclusive marketing rights to the injector for a period of five years subject to certain minimum purchases of injectors from AMBAC. The Company has agreed to purchase injectors exclusively from AMBAC until November 3, 2002, or to pay AMBAC for 50% of AMBAC's development cost and a royalty on injectors made elsewhere for the Company. The Company has assigned its rights with AMBAC to the RJM Corporation as part of its License Agreement. No rights or licenses have been granted by either party to the other on patents or inventions conceived prior to the agreement. However, the parties have filed a joint patent on the specific ARIS injector. The Company has retained all rights to its underlying patents including the fundamental return-flow injection concept on which the US patent office has issued a "notice of allowance."

9. Subsequent Events

Effective March 1, 2002, Ralph E. Bailey, Chairman and a non-executive director of the Company, and Douglas G. Bailey, a non-executive director of the Company, have resigned from the Company's Board of Directors in order to concentrate their attention on the activities of Fuel Tech. The Board subsequently elected CEO Jeremy Peter-Hoblyn to Chairman and reduced its size from seven to five directors.

In March 2002, the Board of Directors of the Company approved the issuance of the Company's Common Stock in consideration of their accrued directors' fees at December 31, 2001 (totaling $52,000), and for all future fees. A director may choose to receive either all stock or 20% cash and 80% stock.

In January 2002, the Company retired its outstanding notes payable by paying $250,000 plus accrued interest of $24,100 to the note holders.

10. Recent Accounting Pronouncements

Business Combinations

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which applies to business combinations occurring after June 30, 2001. SFAS No. 141 requires that the purchase method of accounting be used and includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in the combination.

Goodwill and Other Intangible Assets

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121. The goodwill impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit's goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. The Company will adopt SFAS No. 142 effective January 1, 2002, and does not expect the impact of the adoption of SFAS No. 142 to have a material effect on the Company's results of operations or financial position.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Company is required to adopt SFAS No. 143 effective January 1, 2003, and does not expect the impact of the adoption of SFAS No. 143 to have a material effect on the Company's results of operations or financial position.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of APB Opinion No. 30, "Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. The Company is required to adopt SFAS No. 144 effective January 1, 2002, and does not expect the impact of the adoption of SFAS No. 144 to have a material effect on the Company's results of operations or financial position.

11. Quarterly Financial Data (Unaudited)

	1st Quarter Ended 3/31/01 Unaudited	2nd Quarter Ended 6/30/01 Unaudited	3rd Quarter Ended 9/30/01 Unaudited	4th Quarter Ended 12/31/01 Unaudited	Total Year 2001
(in thousands except per share data)					
Total Revenue	**$ 24**	**$ 919**	**$ 499**	**$ 158**	**$ 1,600**
Gross Profit	**17**	**868**	**449**	**149**	**1,483**
Net (Loss)/Profit	**(760)**	**44**	**(364)**	**(1,923)**	**(3,003)**
Basic (Loss)/Profit per Share	**(0.29)**	**0.02**	**(0.13)**	**(0.63)**	**(1.08)**
Diluted (Loss)/Profit per Share	**(0.29)**	**0.01**	**(0.13)**	**(0.63)**	**(1.08)**

	1st Quarter Ended 3/31/00 Unaudited	2nd Quarter Ended 6/30/00 Unaudited	3rd Quarter Ended 9/30/00 Unaudited	4th Quarter Ended 12/31/00 Unaudited	Total Year 2000
Total Revenue	$ 306	$ 59	$ 112	$ 105	$ 582
Gross Profit	284	34	71	60	449
Net Loss	(462)	(829)	(682)	(740)	(2,713)
Basic and Diluted Loss per Share	(0.18)	(0.32)	(0.26)	(0.27)	(1.03)

Note: The sum of the quarters' earnings per share may not equal the full year per share amounts

Directors and Officers

Jeremy D. Peter-Hoblyn
Director, Chairman and Chief Executive Officer

James M. Valentine
Director and President

Charles W. Grinnell
Director, Vice President and Corporate Secretary
Attorney at Law, Stamford, CT

David W. Whitwell
Chief Financial Officer, Vice President and Treasurer

John A. de Havilland
Director; Chairman Compensation Committee

Derek R. Gray
Director; Chairman Audit Committee
Managing Director, SG Associates Limited, London, England

Corporate Information

Clean Diesel Technologies, Inc.
300 Atlantic Street, Suite 702
Stamford, CT 06901
203-327-7050
203-323-0461 (Fax)

Shareholder Information

Shareholder inquiries should be directed to the Company at the above address or phone number.

A copy of the Company's Annual Report on Form 10K will be provided free of charge upon written request directed to the Corporate Secretary at the offices of Clean Diesel Technologies, Inc.

Annual General Shareholder Meeting

June 11, 2002 11:30 A.M.
Army & Navy Club
36 Pall Mall
London, England SW1Y 5JN

Independent Auditors

Ernst & Young LLP
Stamford, CT

Nominated UK Advisor

Nabarro Wells & Co. Limited
Saddlers House, Gutter Lane
London EC2V 6HS

Nominated UK Broker

Durlacher Ltd.
4 Chiswell Street
London EC1Y 4UP
44 (0) 207 459 3600

Transfer Agents and Registrars

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
212-936-5100

Capita IRG (CI) Limited
P.O. Box 328
Landefdumarche Chambers
Landefdumarche Vale
Guernsey GYI 3TY

STOCK TRADING INFORMATION

Stock price date:	OTC BULLETIN BOARD (IN US$) High	Low	AIM LONDON STOCK EXCHANGE (IN GBP) High	Low
1st Quarter 2000	3.75	1.63	–	–
2nd Quarter 2000	2.63	1.25	–	–
3rd Quarter 2000	2.50	1.63	–	–
4th Quarter 2000	2.06	0.81	–	–
1st Quarter 2001	1.19	0.81	–	–
2nd Quarter 2001	2.38	1.48	–	–
3rd Quarter 2001	2.15	1.50	–	–
4th Quarter 2001	2.65	1.60	1.63	1.64
1st Quarter 2002	3.40	2.15	2.45	1.60

The Company has not paid any dividend on its Common Stock.



Clean Diesel Technologies, Inc.

300 Atlantic Street, Suite 702
Stamford, CT 06901-3522
Tel: (203) 327-7050
Fax: (203) 323-0461